UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Patriot Gold Corp.
(Name of Issuer)

Common
(Title of Class of Securities)

70337F103
(CUSIP Number)
Bruce Johnstone 102 Donaghy Avenue, North Vancouver, B.C. Canada V7P 2L5 Telephone: (604) 250-5121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 22, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ' ' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ' 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 70337F103
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bruce Johnstone
2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only
4. Source of Funds (See Instructions): None
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ______
6. Citizenship or Place of Organization: Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: N/A
10. Shared Dispositive Power: N/A
9. Sole Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11): 0%
14. Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer

	Security:		Common Stock, par value $.001("Common Stock")
(CUSIP No. 70337F103)

	Issuer:		Patriot Gold Corp.
1775 Bellevue Avenue
Suite 501
West Vancouver, B.C. Canada V7V 1A9

Item 2.			Identity and Background

	(a)		Name of Person Filing: Bruce Johnstone

	(b)	Address:	102 Donaghy Avenue
North Vancouver, B.C. Canada V7P 2L5

	(c)		Businessman. President of Delbrook Systems Inc., 103-1075 Marine Drive,
Suite 111, North Vancouver, B.C. V7N 2X2
President of Homeland Precious Metals Corp., 1489 Marine Drive, Suite 136, West Vancouver, B.C. V7T 1B8

	(d)		No.

	(e)		No.

	(f)		Canadian.

Item 3.	Source and Amount of Funds or Other Consideration.

None.

Item 4.	Purpose of Transaction.

Disposition of shares.

Item 5.	Interest in Securities of the Issuer.

1.	Bruce Johnstone

	(a)		Amount Beneficially Owned: 0
		Percent of Class:	0%.

	(b)		Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: n/a
(iii) Sole power to dispose or direct the disposition of: 0
(iv) Shared power to dispose or direct the disposition of: n/a

	(c)		On November 21, 2005, Bruce Johnstone sold 4,500,000 shares of Patriot Gold
Corp. to 5 unrelated individuals in 5 separate private transactions. Selling price was $0.05 per share. The transactions took place in Vancouver, British Columbia.

	(d)		None

	(e)		Bruce Johnstone ceased to be the beneficial owner of more than 5% of the common stock of Patriot Gold Corp. on November 21, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2005

/s/ Bruce Johnstone
Bruce Johnstone

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)